SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

16 August, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 16 August, 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

                                 Protherics PLC

                   Notification of Major Interests in Shares

London,   UK;  Brentwood,  TN,  US:  16  August  2007  -  Protherics  PLC
("Protherics" or the "Company"),  the  international  biopharmaceutical  company focused  on  critical  care  and  cancer,  announces  that on 15  August  2007 a notification  of  interest  in the  ordinary  share  capital of the  Company was received from AXA  Investment  Managers UK Limited on behalf of AXA S.A. and its
Group  companies,  in accordance with the  Transparency  Obligations  Directive.
Details of their interest are as follows:

1.   Reason for the notification (please tick the appropriate box or boxes)

An acquisition of voting rights                                                               X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

2. Full name of person(s) subject to the           AXA S.A., 25 Avenue Matignon, 75008 Paris and its
notification obligation:                                          group of companies.

3. Full name of shareholder(s) (if different from 2.):

4. Date of the transaction (and date on which                        14 August 2007
the threshold is crossed or reached if different):

5. Date on which issuer notified:                                    15 August 2007

6. Threshold(s) that is/are crossed or reached:                           11%

7. Notified details:

A: Voting rights attached to shares
Class/type of     Situation previous to    Resulting situation after the triggering transaction
shares            the Triggering
                  transaction
if possible using Number of   Number of    Number of     Number of voting rights     % of voting rights
the ISIN CODE     Shares      Voting       shares
                              Rights       Direct        Direct        Indirect      Direct    Indirect
0702920           37,056,294  37,056,294   345,879       345,879       37,110,415    0.10%     10.94%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting rights
instrument                           Period/ Date              that may be acquired if
                                                               the instrument is
                                                               exercised/ converted.

Total (A+B)
Number of voting rights                           % of voting rights
                   37,456,294                                              11.04%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

             Name of Company/Fund                    Number of Shares         % of issued share capital

AXA UK Investment Co ICVC                                1,121,588               0.33061
UK Smaller Companies Fund
                   Indirect

Sun Life Pensions Management Ltd                            16,250               0.00479
                    Direct

Sun Life Unit Assurance Ltd                                 53,913               0.01589
FTSE All Share Tracker
                    Direct

Sun Life Pensions Management                               275,716               0.08127
FTSE All Share Tracker
                    Direct

AXA Framlington                                            672,805               0.19833
SEI UK Equity
                   Indirect

AXA Framlington                                          1,788,953               0.52734
Throgmorton Trust
                   Indirect

AXA Framlington                                         15,013,453               4.42557
UK Select Ops
                   Indirect

AXA Framlington                                         13,753,131               4.05406
Equity Income
                   Indirect

AXA Framlington                                          1,692,599               0.49893
Managed Balanced
                   Indirect

AXA Framlington                                          1,288,953               0.37995
UK Smaller Companies
                   Indirect

AXA Framlington                                            394,259               0.11622
BAE Systems Pensions Fund CIF Trustees
                   Indirect

AXA Framlington                                            176,049               0.05189
BAE Systems 2000 Pensions Fund
                   Indirect

Framlington onshore private clients                      1,152,375               0.33969
                   Indirect

Framlington onshore private clients                         56,250               0.01658
                   Indirect

                                  Total Direct             345,879               0.10196
                                Total Indirect          37,110,415              10.93916

                                         TOTAL          37,456,294              11.04112

Proxy Voting:

9. Name of the proxy holder:

10. Number of voting rights proxy holder will cease to hold:

11. Date on which proxy holder will cease to hold voting rights:

12. Additional information:

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs               +44 (0) 7919  480510
Julie Vickers, Company Secretary                            +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                           +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                        +1 212 850 5600

Or visit  www.protherics.com